# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stagwell Inc, CIK 0000876883
CUSIP: 85256A109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: One World Trade Center, Floor 65, New York, New York (NY), 10007
Date of event which requires filing of this statement: 04/04/2025
Filed by CIK 0000902015
Persons authorized to receive notices and communications: Brandt Vaughan, PO Box 1558, Bellevue, Washington (WA), 98009, (425) 242-6391

## Reporting persons
- Polpat LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 116,044,633; sole dispositive power 0; shared dispositive power 116,044,633; aggregate amount beneficially owned 116,044,633 (43.5% of the class)
- Steven A. Ballmer (CIK 0000902015): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 116,044,633; sole dispositive power 0; shared dispositive power 116,044,633; aggregate amount beneficially owned 116,044,633 (43.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Stagwell Inc
Address of issuer's principal executive offices: One World Trade Center, Floor 65, New York, New York (NY), 10007

## Item 2. Identity and Background
Name of person filing: The persons filing this Schedule 13D are Steven A. Ballmer and Polpat LLC, a Delaware limited liability company (collectively, the "Reporting Persons"). Polpat LLC is wholly owned by Mr. Ballmer.
Residence or business address: The business address of each of the Reporting Persons is PO Box 1558, Bellevue, WA 98009.
Present principal occupation or employment: Mr. Ballmer is an entrepreneur.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Polpat LLC is a Delaware limited liability company. Mr. Ballmer is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 2, 2025, Stagwell Media LP, a Delaware limited partnership ("Stagwell Media"), exchanged all of its 151,648,741 shares of Class C Common Stock, par value $0.00001 per share, of the Issuer, together with all of its corresponding economic interests in Stagwell Global LLC, the Issuer's operating subsidiary, for an equal number of shares of Class A Common Stock (the "Exchange").
On April 4, 2025, Stagwell Media issued instructions to its transfer agent to distribute such shares of Class A Common Stock to its limited partners, Steven A. Ballmer, Mark Penn and Stagwell Group LLC, in accordance with its organizational documents (the "Distribution"). Mr. Ballmer received 116,044,633 shares of Class A Common Stock from the Distribution, which was completed on April 8, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons own the securities reported herein for investment purposes. The Reporting Persons may change their investment intent at any time and may seek to sell or otherwise dispose of some or all of the Issuer's securities from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions or otherwise. The Reporting Persons also may communicate with the board of directors of the Issuer (the "Board"), members of management and/or other stockholders of the Issuer from time to time with a view to enhancing stockholder value.
Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer and its business generally, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations, changes in law and government regulations and other factors deemed relevant by the Reporting Persons.
Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Rows 11 and 13 of the cover pages to this Schedule 13D are incorporated herein by reference. The percentage set forth in Row 13 is based upon 115,014,948 shares of Class A Common Stock outstanding as of March 3, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed March 11, 2025, plus 151,648,741 shares of Class A Common Stock issued upon the Exchange on April 2, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Rows 7 through 10 of the cover pages to this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in Item 3 above, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1. Joint Filing Agreement, dated as of April 25, 2025, among the Reporting Persons

## Signatures
- Polpat LLC: /s/ Steven A. Ballmer, Steven A. Ballmer, Manager of Polpat LLC (04/25/2025)
- Steven A. Ballmer: /s/ Steven A. Ballmer, Steven A. Ballmer (04/25/2025)